

CORRECTED
June 5, 2014

Via E-Mail
Jed Perlowin
Chief Executive Officer
Perlowin Development Corp.
7800 NW 61st Terrace
Parkland, FL 33067

**Re:     Perlowin Development Corp.**
**        Amendment No. 2 Registration Statement on Form S-1**
**        Filed May 23, 2014**
**        File No. 333-194397**

Dear Mr. Perlowin:

We have reviewed your amended registration statement and response letter dated May 19, 2014, and have the following comments.  Unless otherwise noted, where prior comments are referenced, they refer to our letter dated May 12, 2014.

General

1.      Your amended registration makes numerous references to Right Lane Acquisition I.  For example, on page 29, you state that after this offering, Right Lane Acquisition I will furnish shareholders with audited annual financial reports certified by independent accountants, and will furnish unaudited quarterly financial reports.   Please tell us the nature of your affiliation with Right Lane Acquisition I.

2.      We note your response to prior comment 1, but the amended registration statement continues to reference "an escrow" account on page 2.  Please revise to fully clarify that the investor funds will be held in a trust account.

Risk Factors

We will not be required to make the effectiveness evaluations of our internal controls…, page 12

3.      Please revise to clarify that you will not be required to furnish a report by management on the effectiveness of your internal controls over financial reporting only until the filing of your second annual report.  See Instruction 1 to Item 308 of Regulation S-K.

Background of Directors, Executive Officers, Promoters, page 27

4.      We note your revised disclosure in response to prior comment 12 that Mr. Perlowin was removed from his positions with Bioswan, Inc.  Please tell us, with a view toward disclosure, the circumstances of such removal.  Also, explain the statement that Mr. Perlowin is letting DynamicsGP Consulting, Inc. "expire."

Financial Statements – Audited Financial Statements for the period ended February 21, 2014, page II-2

5.      As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Ivan Griswold, Attorney- Advisor, at (202) 551-3853, or in his absence, me at (202) 551-3453, with any other questions.  If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc:      Via-Email
         Harold Gewerter, Esq.